SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 2)

Gemphire Therapeutics Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

36870A108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36870A108	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Excel Ventures II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 969,851 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 969,851 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 969,851 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This statement on Schedule 13G is filed by Excel Ventures II GP, LLC (“Excel GP”), Excel Venture Fund II, L.P. (“Excel”), Frederick R. Blume (“Blume”), Juan Enriquez (“Enriquez”) and Caleb Winder (“Winder” and, together with each of the foregoing, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 930,252 shares of Common Stock and an immediately exercisable warrant to purchase 39,599 shares held by Excel as of December 31, 2018.
(3)

This percentage is calculated based upon 14,265,411 shares of the Common Stock outstanding as of November 5, 2018 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP NO. 36870A108	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Excel Venture Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 969,851 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 969,851 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 969,851 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This statement on Schedule 13G is filed by Excel Ventures II GP, LLC (“Excel GP”), Excel Venture Fund II, L.P. (“Excel”), Frederick R. Blume (“Blume”), Juan Enriquez (“Enriquez”) and Caleb Winder (“Winder” and, together with each of the foregoing, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 930,252 shares of Common Stock and an immediately exercisable warrant to purchase 39,599 shares held by Excel as of December 31, 2018.
(3)

This percentage is calculated based upon 14,265,411 shares of the Common Stock outstanding as of November 5, 2018 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP NO. 36870A108	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Frederick R. Blume
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 969,851 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 969,851 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 969,851 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This statement on Schedule 13G is filed by Excel Ventures II GP, LLC (“Excel GP”), Excel Venture Fund II, L.P. (“Excel”), Frederick R. Blume (“Blume”), Juan Enriquez (“Enriquez”) and Caleb Winder (“Winder” and, together with each of the foregoing, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 930,252 shares of Common Stock and an immediately exercisable warrant to purchase 39,599 shares held by Excel as of December 31, 2018.
(3)

This percentage is calculated based upon 14,265,411 shares of the Common Stock outstanding as of November 5, 2018 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP NO. 36870A108	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Juan Enriquez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 969,851 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 969,851 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 969,851 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This statement on Schedule 13G is filed by Excel Ventures II GP, LLC (“Excel GP”), Excel Venture Fund II, L.P. (“Excel”), Frederick R. Blume (“Blume”), Juan Enriquez (“Enriquez”) and Caleb Winder (“Winder” and, together with each of the foregoing, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 930,252 shares of Common Stock and an immediately exercisable warrant to purchase 39,599 shares held by Excel as of December 31, 2018.
(3)

This percentage is calculated based upon 14,265,411 shares of the Common Stock outstanding as of November 5, 2018 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP NO. 36870A108	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Caleb Winder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 969,851 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 969,851 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 969,851 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This statement on Schedule 13G is filed by Excel Ventures II GP, LLC (“Excel GP”), Excel Venture Fund II, L.P. (“Excel”), Frederick R. Blume (“Blume”), Juan Enriquez (“Enriquez”) and Caleb Winder (“Winder” and, together with each of the foregoing, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 930,252 shares of Common Stock and an immediately exercisable warrant to purchase 39,599 shares held by Excel as of December 31, 2018.
(3)

This percentage is calculated based upon 14,265,411 shares of the Common Stock outstanding as of November 5, 2018 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP NO. 36870A108	13G	Page 7 of 10 Pages

Item 1(a)	Name of Issuer:

Gemphire Therapeutics Inc.

Item 1(b)	Address of issuer’s principal executive offices:

17199 N. Laurel Park Drive, Suite 401

Livonia, MI 48152

Items 2(a)	Name of Reporting Persons filing:

Excel Ventures II GP, LLC (“Excel GP”)

Excel Venture Fund II, L.P. (“Excel”)

Frederick R. Blume (“Blume”)

Juan Enriquez (“Enriquez”)

Caleb Winder (“Winder”)

Item 2(b)	Address or principal business office or, if none, residence:

200 Clarendon Street, 17th floor

Boston, MA 02116

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Excel GP	Delaware Limited Liability Company
Excel	Delaware Limited Partnership
Blume	United States of America
Enriquez	United States of America
Winder	United States of America

Item 2(d)	Title of class of securities:

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number:

36870A108

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018:

CUSIP NO. 36870A108	13G	Page 8 of 10 Pages

Reporting Persons	Shares of Common Stock Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)
Excel GP	0	0	969,851	0	969,851	969,851	6.8%
Excel(2)	969,851	0	969,851	0	969,851	969,851	6.8%
Blume	0	0	969,851	0	969,851	969,851	6.8%
Enriquez	0	0	969,851	0	969,851	969,851	6.8%
Winder	0	0	969,851	0	969,851	969,851	6.8%

(1)

This percentage is calculated based upon 14,265,411 shares of the Common Stock outstanding as of November 5, 2018 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

(2)	Excel Venture Fund II, L.P. owns 930,252 shares and an immediately exercisable warrant to purchase 39,599 shares.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

CUSIP NO. 36870A108	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 6, 2019

EXCEL VENTURE FUND II, L.P.
BY:	EXCEL VENTURES II GP, LLC
ITS:	GENERAL PARTNER

By:	/s/ Frederick R. Blume
Manager

EXCEL VENTURES II GP, LLC

By:	/s/ Frederick R. Blume
Manager

/s/ Frederick R. Blume
Frederick R. Blume

/s/ Juan Enriquez
Juan Enriquez

/s/ Caleb Winder
Caleb Winder

Exhibit(s):

Exhibit 99.1:        Joint Filing Statement